FORM RW – WITHDRAWAL OF REGISTRATION STATEMENT

Midcoast Energy Partners, L.P.

1100 Louisiana

Suite 3300

Houston, Texas 77002

November 26, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE: Midcoast Energy Partners, L.P.

Request for Withdrawal of Registration Statement on Form S-3

(File No. 333-200304)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Midcoast Energy Partners, L.P. and the additional co-registrant guarantors listed on Annex A hereto (the “Registrants”) respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrants’ Registration Statement on Form S-3 (File No. 333-200304), together with all exhibits thereto (collectively, the “Registration Statement”), filed with the Commission on November 17, 2014.

The Registrants request the withdrawal of the Registration Statement because it was inadvertently filed before the Registrants were eligible to use Form S-3. The Registrants confirm that no securities have been sold or will be sold pursuant to the Registration Statement. Furthermore, the Registration Statement was not declared effective by the Commission.

The Registrants also request that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is the Registrants’ understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Registrants receive notice from the Commission that this application will not be granted.

Thank you for your assistance in this request. If you have any questions or require any further information, please contact Laura McMahon at Baker & Hostetler LLP at 713-646-1301 or the undersigned at 713-821-2000.

MIDCOAST ENERGY PARTNERS, L.P. ,
By: Midcoast Holdings, L.L.C., as General Partner, and each of the entities listed on Annex A

By:	/s/ Stephen J. Neyland
Stephen J. Neyland[1]

[1]	Stephen J. Neyland has signed this letter as Vice President—Finance of Midcoast Energy Partners, L.P.’s general partner, Midcoast Holdings, L.L.C., and for each of the co-registrant guarantors in the capacities listed in Annex A.

Annex A

List of Co-Registrant Guarantors

1.	ELTM, L.P., a Delaware limited partnership, with Stephen J. Neyland signing in his capacity as Vice President—Finance of its general partner Enbridge Holdings (Texas Systems) L.L.C.

2.	Enbridge Energy Marketing, L.L.C., a Delaware limited liability company, with Stephen J. Neyland signing in his capacity as Vice President & Chief Financial Officer.

3.	Enbridge G & P (East Texas) L.P., a Texas limited partnership, with Stephen J. Neyland signing in his capacity as Vice President—Finance of its general partner Enbridge Holdings (Texas Systems) L.L.C.

4.	Enbridge G & P (North Texas) L.P., a Texas limited partnership, with Stephen J. Neyland signing in his capacity as Vice President—Finance of its general partner Enbridge Holdings (Texas Systems) L.L.C.

5.	Enbridge G & P (Oklahoma) L.P., a Texas limited partnership, with Stephen J. Neyland signing in his capacity as Vice President—Finance of its general partner Enbridge Holdings (Texas Systems) L.L.C.

6.	Enbridge Gathering (North Texas) L.P., a Texas limited partnership, with Stephen J. Neyland signing in his capacity as Vice President—Finance of its general partner Enbridge Holdings (Texas Systems) L.L.C.

7.	Enbridge Holdings (Texas Systems) L.L.C., a Delaware limited liability company, with Stephen J. Neyland signing in his capacity as Vice President—Finance.

8.	Enbridge Liquids Marketing (North Texas) L.P., a Delaware limited partnership, with Stephen J. Neyland signing in his capacity as Vice President—Finance of its general partner Enbridge Holdings (Texas Systems) L.L.C.

9.	Enbridge Marketing (North Texas) L.P., a Delaware limited partnership, with Stephen J. Neyland signing in his capacity as Vice President—Finance of its general partner Enbridge Holdings (Texas Systems) L.L.C.

10.	Enbridge Marketing (U.S.) L.L.C., a Delaware limited liability company, with Stephen J. Neyland signing in his capacity as Treasurer & Chief Financial Officer.

11.	Enbridge Marketing (U.S.) L.P., a Texas limited partnership, with Stephen J. Neyland signing in his capacity as Treasurer & Chief Financial Officer of its general partner Enbridge Marketing (U.S.) L.L.C.

12.	Enbridge Partners Risk Management, L.P., a Delaware limited partnership, with Stephen J. Neyland signing in his capacity as Vice President—Finance of its general partner Enbridge Holdings (Texas Systems) L.L.C.

13.	Enbridge Pipelines (East Texas) L.P., a Texas limited partnership, with Stephen J. Neyland signing in his capacity as Vice President—Finance of its general partner Enbridge Holdings (Texas Systems) L.L.C.

14.	Enbridge Pipelines (Louisiana Liquids) L.L.C., a Delaware limited liability company, with Stephen J. Neyland signing in his capacity as Vice President—Finance.

15.	Enbridge Pipelines (North Texas) L.P., a Texas limited partnership, with Stephen J. Neyland signing in his capacity as Vice President—Finance of its general partner Enbridge Holdings (Texas Systems) L.L.C.

16.	Enbridge Pipelines (Oklahoma Transmission) L.L.C., a Delaware limited liability company, with Stephen J. Neyland signing in his capacity as Vice President—Finance.

17.	Enbridge Pipelines (Texas Gathering) L.P., a Delaware limited partnership, with Stephen J. Neyland signing in his capacity as Vice President—Finance of its general partner Enbridge Holdings (Texas Systems) L.L.C.

18.	Enbridge Pipelines (Texas Intrastate) L.P., a Texas limited partnership, with Stephen J. Neyland signing in his capacity as Vice President—Finance of its general partner Enbridge Holdings (Texas Systems) L.L.C.

19.	Enbridge Pipelines (Texas Liquids) L.P., a Texas limited partnership, with Stephen J. Neyland signing in his capacity as Vice President—Finance of its general partner Enbridge Holdings (Texas Systems) L.L.C.

20.	H&W Pipeline, L.L.C., an Alabama limited liability company, with Stephen J. Neyland signing in his capacity as Vice President—Finance.

21.	Midcoast Operating, L.P., a Texas limited partnership, with Stephen J. Neyland signing in his capacity as Vice President—Finance of its general partner Midcoast OLP GP, L.L.C.

22.	Midcoast OLP GP, L.L.C., a Delaware limited liability company, with Stephen J. Neyland signing in his capacity as Vice President—Finance.